UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

FRANKLIN FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

35353C102

(CUSIP Number)

Warren A. Mackey

40 Worth Street, 10th Floor

New York, New York 10013

(212) 370-9032

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 2, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13s-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document contains 11 pages.

CUSIP No. 35353C102	SCHEDULE 13D	Page 2 of 11 Pages

1	Names of Reporting Persons Homestead Partners LP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 440,518*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 440,518*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 440,518*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) *
14	Type of Reporting Person PN

*	As a result of the Merger of the Issuer further described herein, the Reporting Person no longer owns 5% or more of the Issuer. The number of shares reported reflects holdings in the Issuer prior to the Merger.

CUSIP No. 35353C102	SCHEDULE 13D	Page 3 of 11 Pages

1	Names of Reporting Persons Homestead Odyssey Partners LP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 497,298*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 497,298*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 497,298*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) *
14	Type of Reporting Person PN

*	As a result of the Merger of the Issuer further described herein, the Reporting Person no longer owns 5% or more of the Issuer. The number of shares reported reflects holdings in the Issuer prior to the Merger.

CUSIP No. 35353C102	SCHEDULE 13D	Page 4 of 11 Pages

1	Names of Reporting Persons Arles Partners LP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 159,720*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 159,720*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 159,720*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) *
14	Type of Reporting Person PN

*	As a result of the Merger of the Issuer further described herein, the Reporting Person no longer owns 5% or more of the Issuer. The number of shares reported reflects holdings in the Issuer prior to the Merger.

CUSIP No. 35353C102	SCHEDULE 13D	Page 5 of 11 Pages

1	Names of Reporting Persons Arles Advisors Inc
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) n/a
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,097,536*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,097,536*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,097,536*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) *
14	Type of Reporting Person CO

*	As a result of the Merger of the Issuer further described herein, the Reporting Person no longer owns 5% or more of the Issuer. The number of shares reported reflects holdings in the Issuer prior to the Merger.

CUSIP No. 35353C102	SCHEDULE 13D	Page 6 of 11 Pages

1	Names of Reporting Persons Warren A. Mackey
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) n/a
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 18,400*
	8	Shared Voting Power 1,115,936*
	9	Sole Dispositive Power 18,400*
	10	Shared Dispositive Power 1,115,936*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,115,936*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) *
14	Type of Reporting Person IN

*	As a result of the Merger of the Issuer further described herein, the Reporting Person no longer owns 5% or more of the Issuer. The number of shares reported reflects holdings in the Issuer prior to the Merger.

CUSIP No. 35353C102	SCHEDULE 13D	Page 7 of 11 Pages

Item 1.	Security and Issuer

This is the second amendment (“Second Amendment”), to the original Schedule 13D filed with the Securities and Exchange Commission on June 2, 2011 (the “Original Schedule 13D” and, as supplemented and amended by the first amendment filed with the SEC on February 12, 2014 and this Second Amendment, the “Schedule 13D”). The Schedule 13D relates to the common stock (“Shares”), $0.01 par value per share, of Franklin Financial Corporation (the “Issuer”), a Virginia corporation. The address of the principal executive offices of the Issuer is 4501 Cox Road, Glen Allen, Virginia 23060.

On January 2, 2015, the Issuer merged with and into TowneBank, a Virginia banking corporation (the “Merger”), as described in the Issuer’s Current Report on Form 8-K filed with the SEC on December 15, 2014 and pursuant to the terms as described in the Issuer’s definitive proxy materials filed with the SEC on October 24, 2014. As a result of the Merger, the Reporting Group, as defined below, no longer owns five percent or more of the Issuer.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly by the parties identified below. All the filers of this Schedule 13D are collectively referred to as the “Reporting Group.”

•	Homestead Partners LP (“Homestead Partners”), a Delaware limited partnership;

•	Homestead Odyssey Partners LP (“Homestead Odyssey Partners”), a Delaware limited partnership;

•	Arles Partners LP (“Arles Partners”), a New York limited partnership;

•	Arles Advisors Inc (“Arles Advisors”), a New York corporation; and

•	Warren A. Mackey, as an individual.

Arles Advisors is the general partner of Homestead Partners, Homestead Odyssey Partners and Arles Partners. The sole shareholder, director and executive officer of Arles Advisors is Warren A. Mackey. By virtue of his position with Arles Advisors, Mr. Mackey has the sole investment discretion and voting authority with respect to the Issuer’s Shares owned by Homestead Partners, Homestead Odyssey Partners and Arles Partners. Mr. Mackey individually has the sole investment discretion and voting authority for himself. Accordingly, the Reporting Group is hereby filing a joint Schedule 13D.

(b) The principal business address of the Reporting Group is 40 Worth Street, 10th Floor, New York, New York 10013.

(c) The principal business of Homestead Partners, Homestead Odyssey Partners and Arles Partners is investing in securities. The principal business of Arles Advisors is acting as the general partner of Homestead Partners, Homestead Odyssey Partners and Arles Partners. The principal occupation of Mr. Mackey is investing in securities.

CUSIP No. 35353C102	SCHEDULE 13D	Page 8 of 11 Pages

(d) During the past five years, no member of the Reporting Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Reporting Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Warren A. Mackey is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the effective time of the Merger, in the aggregate, the Reporting Group owned 1,115,936 Shares purchased with funds provided from working capital or received in connection with Mr. Mackey’s services as a director of the Issuer.

Item 4.	Purpose of Transaction

As stated under Item 1 above, on January 2, 2015, the Issuer merged with and into TowneBank, a Virginia banking corporation, as described in the Issuer’s Current Report on Form 8-K filed with the SEC on December 15, 2014, and pursuant to the terms as described in the Issuer’s definitive proxy materials filed with the SEC on October 24, 2014. As a result of the Merger, the Reporting Group no longer owns five percent or more of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) and (b) As a result of the Merger described herein, the Reporting Group no longer owns five percent or more of the Issuer.

(c) During the past 60 days, Mr. Mackey, a former director of the Issuer, acquired 11,720 shares as the result of the vesting of Shares in connection with the Merger. The 11,720 Shares have a basis of $21.71 per share, or an aggregate value of $254,441.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies, except for sharing of profits. Arles Advisors, in its capacity as general partner of Homestead Partners and Arles Partners, and Warren A. Mackey, in his capacity as the sole shareholder, director and executive officer of Arles Advisors, are entitled to an allocation of a portion of profits.

CUSIP No. 35353C102	SCHEDULE 13D	Page 9 of 11 Pages

See Item 2 above regarding disclosure of the relationships between members of the Reporting Group, which disclosure is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Group

CUSIP No. 35353C102	SCHEDULE 13D	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2015

HOMESTEAD PARTNERS LP

By:	ARLES ADVISORS INC, General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey, President

HOMESTEAD ODYSSEY PARTNERS LP

By:	ARLES ADVISORS INC, General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey, President

ARLES PARTNERS LP

By:	ARLES ADVISORS INC, General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey, President

ARLES ADVISORS INC

By:	/s/ Warren A. Mackey
Warren A. Mackey, President

WARREN A. MACKEY

/s/ Warren A. Mackey
Warren A. Mackey

CUSIP No. 35353C102	SCHEDULE 13D	Page 11 of 11 Pages

EXHIBIT A

Joint Filing Agreement by and Among the Reporting Group

Pursuant to Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit (and any amendments to this Schedule 13D) shall be a joint statement filed on behalf of each of the undersigned.

Date: January 6, 2015

HOMESTEAD PARTNERS LP

By:	ARLES ADVISORS INC, General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey, President

HOMESTEAD ODYSSEY PARTNERS LP

By:	ARLES ADVISORS INC, General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey, President

ARLES PARTNERS LP

By:	ARLES ADVISORS INC, General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey, President

ARLES ADVISORS INC

By:	/s/ Warren A. Mackey
Warren A. Mackey, President

WARREN A. MACKEY

/s/ Warren A. Mackey
Warren A. Mackey